

June 12, 2013

Via E-mail
A. Bradley Gabbard
President and Chief Financial Officer
Recovery Energy, Inc.
1900 Grant Street, Suite #720
Denver, CO 80203

> **Re:    Recovery Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 21, 2013**
> **File No. 333-186108**

Dear Mr. Gabbard:

We have limited our review of your registration statements to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to prior comment one from our letter dated February 14, 2013. Please provide us with further analysis as to why it is appropriate to register as a primary offering the 1,072,000  shares of common stock that may be offered by you to holders of your 8% Senior Secured Debentures due May 16, 2014  as interest payments in connection with the Debentures.  See, e.g., Securities Act Sections C&DI 139.31, available at www.sec.gov.

Exhibits

2.  Please revise the exhibit index to indicate where and when you filed Exhibits 10.56 – 10.59.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Attorney Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

CC:   Ronald R. Levine, II
        Davis Graham & Stubbs LLP